# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: J-Long Group Ltd, CIK 0001948436
CUSIP: 466046109
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: FLAT D-F, 8/F, HOUSTON IND. BLDG., 32-40 WANG LUNG ST., TSUEN WAN, N.T., Hong Kong (K3), 0000
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001533078

## Reporting persons
- GTS Securities LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 511,167; shared voting power 0; sole dispositive power 511,167; shared dispositive power 0; aggregate amount beneficially owned 511,167 (13.6% of the class)

## Item 1. Issuer
Name of issuer: J-Long Group Ltd
Address of issuer's principal executive offices: FLAT D-F, 8/F, HOUSTON IND. BLDG., 32-40 WANG LUNG ST., TSUEN WAN, N.T., HONG KONG, 0000.

## Item 2. Person Filing
Name of person filing: Patrick J Romanello
Address of principal business office or, if none, residence: 100 SE 2nd Street, STE 4010, Miami, FL 33131
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
1/30/2026 - 511,167
2/27/2026 - 249,732
3/9/2026 - 141,284
Percent of class:
1/30/2026 - 13.6%
2/27/2026 - 6.6%
3/9/2026 - 3.75%
Sole power to vote or to direct the vote: 511,167.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 511,167.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GTS Securities LLC: Patrick J Romanello, Core Broker Dealer CCO (03/10/2026)